06005231

SEC ... EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11190

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Family Investors Compnay

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

265 South Avenue
(No. and Street)

Fanwood (City) NJ (State) 07023 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crane, Tonelli, Rosenberg & Co., LLP
(Name – *if individual, state last, first, middle name*)

25 DeForest Avenue, Suite 101 (Address) Summit (City) NJ (State) 07901 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Fred J. Chemidlin, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Family Investors Company, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exception

Signature

CEO

Title

Notary Public

ANTHONY J. CAVALLO
ATTORNEY AT LAW
STATE OF NEW JERSEY

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), NASD may deem the audit of the broker-dealer to not have been filed.

Signature: ______________________

Name: Fred J. Chemidlin, Jr.

(By Firm's FINOP or President)

Title: CEO Date: 2/27/06

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: Family Investors Company

Address: 265 South Avenue

Telephone: (908) 322-1800

SEC Registration Number: 8-11190

NASD Registration Number: 1785

(ii) Accounting Firm

Name: Crane, Tonelli, Rosenberg & Co., LLP

Address: 25 DeForest Avenue, Suite 101, Summit, NJ 07901

Telephone: (908) 277-2350

Accountant's State Registration Number:

CB 03289

(iii) Audit date covered by the Agreement:

12	31	2005
(Month)	(Day)	(Year)

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2____*

(X) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

ANNUAL AUDIT REPORT

SECURITIES AND EXCHANGE COMMISSION
450 5TH STREET, NW
WASHINGTON, DC 20549
(202) 942-8088

SECURITIES AND EXCHANGE COMMISSION
(Regional Office serving your District)

NASD
Financial Operations
Attn: Eleanor M. Sabalbaro
9509 Key West Avenue, 5th Floor
Rockville, MD 20850

NOTE: ***The report is due 60 calendar days after the annual audit date. Two copies must be filed with the SEC in Washington, one copy with the SEC Regional office, one copy to NASD in Maryland, and the firm may forward a copy to the NASD office in (your District). Also, copies should be sent to all other self-regulatory organizations of which the broker-dealer is a member.***

REF: SEC RULE 17a-5

CRANE, TONELLI, ROSENBERG & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

WILLIAM S. CRANE, C.P.A. NJ, PA, FL
JAMES R. TONELLI, C.P.A. NJ, NY, CA
MICHAEL E. ROSENBERG, C.P.A. NJ
DAWN I. LEZON, C.P.A. NJ

SANFORD J. KARR, C.P.A. NJ

25 DEFOREST AVENUE
SUITE 101
SUMMIT, NJ 07901
TEL 908-277-2350
FAX 908-277-2351
INTERNET: www.CTRLLP.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

February 16, 2006

To the Board of Directors
Family Investors Company, Inc.
Fanwood, NJ 07023

In planning and performing our audit of the financial statements and supplemental schedules of Family Investors Company, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crane, Tonelli, Rosenberg & Co., LLP

February 16, 2006

FAMILY INVESTORS COMPANY, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED
DECEMBER 31, 2005

(With Independent Auditors' Report)

FAMILY INVESTORS COMPANY, INC.

TABLE OF CONTENTS

CRANE, TONELLI, ROSENBERG & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

WILLIAM S. CRANE, C.P.A. NJ, PA, FL
JAMES R. TONELLI, C.P.A. NJ, NY, CA
MICHAEL E. ROSENBERG, C.P.A. NJ
DAWN I. LEZON, C.P.A. NJ

SANFORD J. KARR, C.P.A. NJ

25 DEFOREST AVENUE
SUITE 101
SUMMIT, NJ 07901
TEL 908-277-2350
FAX 908-277-2351
INTERNET: www.CTRLLP.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Family Investors Company, Inc.:

We have audited the accompanying statement of financial condition of Family Investors Company, Inc. as of December 31, 2005, and the related statements of income (loss), comprehensive income (loss), changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Family Investors Company, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Crane, Tonelli, Rosenberg & Co., LLP
February 16, 2006

FAMILY INVESTORS COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$226,240
Receivables from non-customers	144,183
Securities owned – marketable	81,554
Furniture, equipment, and leasehold improvements – net	23,793
Other assets	13,305
	$489,075

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable, accrued expenses and other liabilities	$156,457
Deferred taxes	5,509
	161,966
Commitments and Contingent Liabilities	-
Stockholders' equity:	
Common stock, no par value; 2,500 shares authorized, 1,175 shares issued and outstanding	52,750
Retained earnings	265,019
Accumulated other comprehensive income	9,340
Total stockholders' equity	327,109
	$489,075

See accompanying notes to financial statements

FAMILY INVESTORS COMPANY, INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:	
Mutual funds regular commission	$ 377,251
12B-1 commission	673,666
Equities commission	10,161
Annuities commission	297,703
Insurance commission	12,771
Interest and dividend income	9,659
Other income	18,168
Total Revenue	1,399,379
Expenses:	
Employee compensation and benefits	1,187,006
Sales representative salaries	10,000
Rent	39,293
Interest and dividends	68
Advertising	17,672
Dues and subscriptions	3,281
Professional fees	13,844
Payroll taxes	43,472
Depreciation	9,144
Loss on disposal of assets	207
Other operating expenses	86,363
Total Operating Expenses	1,410,350
Income (loss) before income taxes	(10,971)
Provision for income taxes	738
Net income (loss)	$ (11,709)

STATEMENT OF COMPREHENSIVE INCOME (LOSS)

Net income (loss)	$ (11,709)
Other comprehensive income (loss)	10,901
Comprehensive gain (loss)	$ (808)

See accompanying notes to financial statements

FAMILY INVESTORS COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock Shares	Common Stock Amount	Retained Earnings	Accumulated Other Comp. Income (Loss)	Total Stockholders' Equity
Balance at January 1, 2005	1,150	$50,200	$276,728	($1,561)	$ 325,367
Net income (loss)			(11,709)		(11,709)
Issuance of common stock	25	2,550			2,550
Other comprehensive income (loss)				10,901	10,901
Balance at December 31, 2005	1,175	$52,750	$265,019	$ 9,340	$327,109

See accompanying notes to financial statements

FAMILY INVESTORS COMPANY, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2005

Balance at January 1, 2005	NONE
Increases:	-
Decreases:	-
Balance at December 31, 2005	NONE

See accompanying notes to financial statements

FAMILY INVESTORS COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows from Operating Activities:	
Net Income (Loss)	$ (11,709)
Adjustments to reconcile net income to	
Net cash provided by operating activities:	
Depreciation	9,144
Loss on sale of assets	207
Deferred taxes	871
(Increase) decrease in operating assets:	
Receivables from non-customer	(29,238)
Securities owned	(18,426)
Other assets	(9,572)
Net unrealized gain(loss) on investments other than trading	10,900
Increase (decrease) in operating liabilities:	
Accrued expenses and other liabilities	(22,012)
Total adjustments	(58,126)
Net cash (used in) operating activities	(69,835)
Cash Flows From Investing Activities:	
Acquisitions of furniture, equipment, and leasehold improvements	(9,139)
Net cash (used in) investing activities	(9,139)
Cash Flows From Financing Activities:	
Issuance of common stock	2,550
Net cash provided by financing activities	2,550
Net increase (decrease) in cash	(76,424)
Cash at beginning of the year	302,664
Cash at end of the year	$ 226,240
Supplemental cash flows disclosures:	
Cash paid during the year for:	
Interest	$ 68
Income taxes	$ 16,358

See accompanying notes to financial statements

Note 1: Organization and Nature of Business

The company, a New Jersey Corporation, is an introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

Note 2: Significant Accounting Policies

Securities Transactions

The company accepts customer orders and self clears the orders except for equity securities, which clear through another broker. The clearing broker settles the equity security transactions and pays the company a commission.

Customer payments for investment company shares are in most cases payable directly to the investment company. The company receives a commission check periodically from the fund company. In the event a customer check is payable to Family Investors Company, it is deposited into the trust account and a check for the actual cost of the shares less the company's commissions is drawn from this trust account and sent to the investment company. The company transfers commissions accumulated in the trust account periodically to the operating account.

Commissions

Commissions and related expenses are recorded on a trade-date basis as securities transactions clear.

Fees for Account Supervision and Administrative Services

Account supervision and administrative services fees are received at various intervals depending on the payment schedules for the investment companies, but are recognized as income on a pro-rata basis over the term of the contract.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

Note 2: Significant Accounting Policies (Continued)

Income Taxes

Federal and State income taxes are recorded as of the date of the financial statements utilizing currently enacted tax laws and rates. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Depreciation

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation is computed on the straight-line method, over the useful lives of the related assets. Expenditures for maintenance and repairs are expensed as incurred.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Advertising Costs

Family Investors Company expenses advertising costs as the costs are incurred.

Concentrations of Credit and Market Risk

The company is engaged in various activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. For the year ended December 31, 2005, commissions from three companies represented approximately 7% of total commissions. Three individuals generated approximately 65% of the total commissions earned.

Management believes it is not exposed to any significant credit risk. Cash deposits in financial institutions are below the FDIC insured amounts.

(Continued)

Note 2: Significant Accounting Policies (Continued)

Financial instruments that potentially expose the company to concentrations of credit and market risk consist primarily of cash equivalents. Cash equivalents are maintained at a high-quality investment company. The company has not experienced any losses on its cash equivalents. Management believes the company is not exposed to any significant market risk on cash equivalents since cash equivalents are invested in a money market account invested in U.S. government securities.

Note 3: Securities and Other Investments

Securities at fair market value consist of investment in mutual funds and stock. Net unrealized holding gains on this investment for the year ended December 31, 2005 in the amount of $10,901 have been included in accumulated other comprehensive income.

Note 4: Property, Furniture and Equipment

Property, furniture, and equipment consist of the following:

Computers, Office Equipment & Software	$ 54,799
Furniture and Fixtures	39,808
	94,607
Less Accumulated Depreciation	(70,814)
	$ 23,793

Depreciation expense of $9,144 for the current period was calculated on a straight-line method over five years for equipment, seven years for furniture and fixtures, and three years for software.

Note 5: Receivable from Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2005 consist of fees and commissions receivable in the amount of $130,558.

(Continued)

Note 6: Commitments and Contingent Liabilities

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Approximate aggregate annual rentals for office space and equipment at December 31, 2005 are as listed below:

2006	$ 52,546
2007	52,073
2008	3,479
2009	2,113
2010	352
Thereafter	-0-
	$110,563

Lease payments for the year ended December 31, 2005 were as follows:

Office rent	$ 39,293
Automobile lease	10,443
Equipment rental	3,956
	$ 53,692

Note 7: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the company had net capital of $199,784, which is $174,784 in excess of required net capital of $25,000. The Company's net capital ratio at December 31, 2005 is .78 to 1.

Note 8: Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of net unrealized gain on securities of $10,901 as of December 31, 2005.

Note 9: Common Stock

The Company has 2,500 shares of no par value common stock authorized of which 1,175 shares have been issued and are outstanding.

(Continued)

Note 10: Income Taxes

The current and deferred portions of the income tax expense included in the statement of operations as determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, are as follows:

	Current	Deferred	Total
Federal	$ (87)	$485	$398
State	(47)	387	340
Total	$(134)	$872	$738

Deferred tax liability, resulting from temporary differences in depreciation and unrealized losses, and deferred tax asset resulting from temporary differences in contributions consist of the following:

Deferred tax liability	$ 5,509
Deferred tax asset	(2,830)
Valuation allowance	2,830
	$ 5,509

A reconciliation of the difference between the expected income tax expense or income computed at the U.S. Statutory income tax rate and the company's provision for federal income taxes is shown in the following table:

Expected income tax expense at U.S. Statutory tax rate	$(1,646)
The effect of:	
Nondeductible expenses/losses	1,551
State tax net of federal tax benefit	289
Other, net	204
Provision for federal income taxes	$ 398

(Continued)

Note 11: Employee Benefit Plan

The Company maintains a 401(k) plan for its employees. The Company contributes up to 4% of the employees' eligible compensation. For the year ending December 31, 2005, the company's contributions to the 401(k) plan were $36,446.

In addition, Family Investors Company has established a profit sharing plan which provides for discretionary contributions as determined annually by the Board of Directors. The Board of Directors elected to make no contribution to the profit sharing plan in 2005.

Note 12: Annual Report on Form X-17A-5

The annual report to the Securities and Exchange Commission on Form X-17A-5 is available for examination and copying at the company's office and at the regional office of the Securities and Exchange Commission.

SCHEDULE I

FAMILY INVESTORS COMPANY, INC.
COMPUTATION OF NET CAPITAL AND REQUIRED NET
CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

Net Capital:

Stockholders' Equity from Statement of Financial Condition	$327,109
Add: Subordinated borrowings (allowable in computation of net capital)	-
Total Capital and Allowable Subordinated Borrowings	327,109
Deductions and Charges:	
Non-Allowable Assets	111,758
Net Capital Before Haircuts on Security Positions (tentative net capital)	215,351
Haircuts on Securities	15,567
Net Capital	$199,784

Aggregate Indebtedness:

Payable to Brokers and Dealers	$ -
Accrued Expenses and Other Liabilities	156,456
Total Aggregate Indebtedness	$156,456

Computation of Basic Net Capital Requirement:

Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness of $156,456)	$ 10,431
Minimum Dollar Net Capital Requirement	$ 25,000
Net Capital Required	$ 25,000
Excess Net Capital at 1,500%	$174,784
Excess Net Capital at 1,000%	$184,138
Ratio of Aggregate Indebtedness to Net Capital	.78

Reconciliation With The Company's Computations:
A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there were no material differences between the computations of aggregate indebtedness and net capital as computed above and the computation by the Company included in Form X-17A-5 as of December 31, 2005, as amended, filed on February 27, 2006.

See accompanying notes to financial statements

SCHEDULE II

FAMILY INVESTORS COMPANY, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2005

Credit Balances	NONE
Debit Balances	NONE
Reserve Computation:	
Excess of Total Credits Over Total Debits	NONE
Required Deposit	NONE
Frequency of Computation:	NOT APPLICABLE

Reconciliation With The Company's Computations:
A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there are no material differences between the computation for determination of reserve requirements as computed above and the computation by the Company included in the Form X-17A-5 as of December 31, 2005, as amended, filed on February 16, 2006.

SCHEDULE III

FAMILY INVESTORS COMPANY, INC.
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

State the Market Value and the Number of Items:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of December 31, 2005 (for which instructions to reduce to possession or control had been issued as of that date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	NONE
Number of Items	NONE
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	NONE
Number of Items	NONE

See accompanying notes to financial statements